Exhibit C

June 28, 2016

Board of Directors
YuMe, Inc.
1204 Middlefield Road
Redwood City, CA 94063

Dear YuMe Board of Directors:

Edenbrook Capital, LLC currently owns 1,768,520 shares of YuMe, Inc. (the "Company"), representing approximately 5.1% of the outstanding common stock of the Company. As you know, Edenbrook is the Company's fourth largest shareholder and has been a shareholder since the first quarter of 2014.

For reasons we will describe below, we ask that the Board of Directors ("Board") immediately form  a Special Committee of outside, independent directors to review strategic alternatives for the Company. Such options could include: meaningful increases in capital returns to  shareholders,  cessation of business in unprofitable geographies and/or a business combination or sale of the  Company. The Company has valuable assets, is increasingly important to  its top customers and is  poised to take advantage of secular growth opportunities for years to come. If the current  management team and Board are not willing to effect change NOW, then shareholders deserve to have that value created by a team that can. We believe that there are multiple potential strategic buyers for the Company, and that the cost saving opportunity alone is worth more than double the current stock price to a strategic buyer. Revenue growth and capital efficiency would suggest prices much higher than that.

Edenbrook initially invested in YuMe because we saw an attractively valued business with: 1) a multi- year secular growth opportunity supported by the continued transition of television advertising to multi- screen digital video advertising; 2) high and stable gross margins combined with increasing penetration of AdAge 100 customers, suggesting strong competitive positioning and increased level of importance with major customers; 3) a valuable set of proprietary data that is augmented every day and used to help customers optimize ad placement; 4) multiple levers for increasing fundamental performance, including rationalization of sales and marketing expenses, through achieving profitability in international markets and/or eliminating expenses that don't yield positive returns on invested capital; and, 5) a strong balance sheet that would allow the Board to return capital to shareholders by buying back significant amounts of stock at depressed prices, allowing significantly more value to accrete on a per- share basis to long-term shareholders (including members of management and the Board).

Edenbrook believes that all of these investment attributes are still true, but that management and the Board have moved too slowly and too modestly, to capitalize on the opportunities at hand. To that end, on February 12, 2016, we filed a 13D, showing our ownership of over 5%, and in Item 4 of that filing, we included a roadmap for creating more long-term value for all shareholders. These steps included calling for: 1) increased transparency from management regarding core U.S. profitability and the extent of international operating losses; 2) a detailed path to higher profitability stemming from reasonable cost savings in sales and marketing and general and administrative expenses that would simply put the Company in line with industry averages; and 3) a commitment to returning excess capital to shareholders through a $25 million share repurchase plan, which would allow the Company to take advantage of the significant gap between the then current price and the much higher levels that could reasonably be achieved using conservative estimates.

We believe that these conservative estimates showed reasonable ranges of value that were two to three times the then current stock price. These increases in valuation were within the control of management and the Board, and did not require a change in business model or heroic assumptions, just increased disclosure and industry average sales and marketing margins. Any additional improvement in revenue performance would further boost the fundamentals and resultant valuations.

We believe that our roadmap was a constructive approach to effecting change that would benefit all shareholders. We further believe that had this approach been adopted, the nasty, needless, expensive proxy contest involving another larger, activist shareholder could have been avoided this year. Lastly, we believe that we offered a practical plan of achievable, controllable steps that people who thought like owners of the business would logically employ. Instead, the Board dug in its heels and seemed to allow ego and other non-economic factors to override common sense, good judgment and fiduciary responsibility to all.

As the proxy contest dragged on, we filed an amended 13D on April 29, 2016, reiterating our earlier requests for transparency and asking for a $30 million special dividend. The latter measure was requested because on the February 18, 2016 earnings call, management provided no additional color on a path to increased profitability and with no additional protections against continued wasteful spending, we felt it best to take that capital out of management's hands and return it to shareholders. A special dividend of that size would meaningfully lower the enterprise value of the company, turbocharging returns to equity holders from future gains in revenue, profitability and free cash flow growth.

We would have been happy with further share repurchases as well, but given how small the actual share repurchases were in the first quarter, especially given the continued dilution of shareholders through stock grants to senior management, it makes the case for a special dividend that much more powerful. Instead, we believe that this request was ignored because the options held by senior management would not have had their prices reset to reflect a return of capital and resultant stock price decrease. If, as we suspect, the real concern was that managers and employees would be disadvantaged by a special dividend, then the matter could have been addressed by the Compensation Committee of the Board to make those folks whole, without disadvantaging all other shareholders by forgoing the dividend.

Like the roadmap, this special dividend request would also have given management and the Board the opportunity to show that it was leading from the front, proactively engaging in efforts to grow shareholder value. The Board could have said to shareholders, "Look at all of these measures we're taking on your behalf. We might have started slowly, but we hear you, and we have a plan to create real, sustainable value." Such an approach could have paved the way to a settlement with your largest shareholder, rather than taking the low road toward continued devolution of shareholder relations.

The fact that management and the Board spent over $1 million of shareholder money fighting against shareholder representation is further indication of the need to return capital to shareholders, rather than have it wasted on efforts that yield negative returns. Why did your advisors suggest you could win, when in fact you suffered an overwhelming defeat of your nominees? Did your advisors use the same polling firm that projected that the UK would vote to remain in the EU? How did they, and you, miss the call for YuMe-xit?

Since the vote was finalized in late May, the Board has been sued by its largest shareholder  for increased disclosure, and the Board faces the prospect of being reconstituted at next year's annual meeting. Why should shareholders stand by for another year while you become further entrenched, fighting turf wars over turf that is owned by us, the shareholders? We are concerned that boardroom infighting will distract management and the Board from the task at hand: growing profitably, improving cash generation, continuing to become more meaningful partners to the Company's customers, and ultimately, delivering value for shareholders.

The Company has made modest progress in cutting costs and the new programmatic offering sounds promising for revenue generation, but in a rapidly evolving landscape, the risks of distraction are too great. Therefore, we reiterate our request that the Board immediately form a Special Committee of outside, independent directors to review strategic alternatives for the Company. It's time to put bruised egos aside, end the infighting and move towards a brighter day for all shareholders.

Sincerely,

Jonathan Brolin
Managing Partner